Exhibit 99.1

BW LPG Limited – Audited Financial Statements 2025

Singapore, 4 May 2026

BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code: “BWLP”) hereby publishes the Directors’ Statement, Audited Financial Statements for the financial year ended 31 December 2025 (prepared in accordance with the provisions of the Singapore Companies Act 1967, Singapore Financial Reporting Standards (International) and IFRS Accounting Standards), and the Auditor’s Report thereon, which will be tabled for adoption by the shareholders at the Company’s Annual General Meeting to be held on 28 May 2026. The report can be found on the Company’s website at www.bwlpg.com/investors/reports-presentations/.

For further information, please contact

Samantha Xu

Chief Financial Officer

investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide.

Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.